SOL Strategies Surpassed CAD 1 Billion in Assets Under Delegation to Its Validators

Sets All-Time High with over 7,000 Unique Wallets Staking

Toronto, Ontario--(Newsfile Corp. - August 25, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRD) (formerly, Cypherpunk Holdings Inc., "Sol Strategies" or the "Company"), one of the first publicly traded companies to combine a substantial Solana treasury with a revenue-generating validator business, today announced it had surpassed CAD 1 billion in SOL delegated to its validators ("assets under delegation"). This figure includes both the Company's owned SOL treasury, actively compounded through staking, and third-party delegations, with a combined total of 3,617,211 SOL delegated.

FX conversion based on Kraken SOL/CAD exchange rate at 5:30 PM ET on August 22, 2025.

The Company also reached an all-time high of 7,068 unique wallets staking to its validators, reflecting growing trust and engagement from both retail and institutional delegators in the Solana ecosystem. SOL Strategies' own SOL treasury of 399,907 SOL is valued at approximately CAD $110 million, representing roughly 11% of the overall stake alongside significant third-party delegations.

Source: SOL Strategies affiliated Dune Analytics dashboard (https://dune.com/sol_strategies/sol-strategies) FX conversion based on Kraken SOL/CAD exchange rate at 5:30 PM ET on August 22, 2025.

"Crossing CAD 1 billion in delegated SOL reflects the continued growth of our validator operations," said Leah Wald, CEO of SOL Strategies. "The combination of our own treasury stake and third-party delegations underscores the scale we have reached and the increasing participation in the Solana ecosystem."

SOL Strategies operates multiple validators across the Solana network, maintaining audited compliance standards including SOC 2 Type 1, SOC 1 Type 1, and ISO 27001 certification. These controls support the Company's ability to attract third-party delegations alongside its own treasury stake. By combining validator operations with its SOL treasury, the Company provides shareholders with direct exposure to Solana's network growth and staking economics.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRD) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's path toward a Nasdaq listing, expectations for continued growth in assets under delegation and validator operations, and the Company's shareholders leveraged exposures to Solana's growth, scalability and yield-generating potential. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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